Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00 [redacted]
Telefax: +47-22 54 44 9(
www.orkla.com

07028116

SUPPL

Trade subject to notification

Close associated company to Peter A. Ruzicka, deputy member in the Board of Orkla ASA, has on 7 November 2007 bought 200,000 shares in Orkla ASA at an average price of NOK 99.47 per share.

After this transaction, Peter A. Ruzicka and his close associates own 300,000 shares in Orkla ASA.

Orkla ASA,
Oslo, 8 November 2007

Contact:
Siv Merethe S. Brekke, Orkla Investor Relations
Tel.: +47 930 56093

PROCESSED
NOV 2 3 2007
THOMSON
FINANCIAL

END